[redacted]

10029576

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 34344

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BMO CAPITAL MARKETS CORP.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 TIMES SQUARE
(No. and Street)

NEW YORK (City) NEW YORK (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SUSANNE VORSTER (212) 702-1982
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP.
(Name – *if individual, state last, first, middle name*)

345 PARK AVENUE (Address) NEW YORK (City) NEW YORK (State) 10154 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PETER HINMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMO CAPITAL MARKETS CORP., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PETER HINMAN, CHIEF OPERATING OFFICER AND EXECUTIVE MANAGING DIRECTOR
Title

MARIETTA K BOTTERO
NOTARY PUBLIC, State of New York
No. 31-4644432
Qualified in New York County
Commission Expires November 30, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

BMO CAPITAL MARKETS CORP.

(A Wholly Owned Subsidiary of Harris Financial Corp.)

Statement of Financial Condition

December 31, 2009

(With Independent Auditors' Report Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
BMO Capital Markets Corp.:

We have audited the accompanying statement of financial condition of BMO Capital Markets Corp. (the Company), a wholly owned subsidiary of Harris Financial Corp., as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of BMO Capital Markets Corp. as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2010

BMO CAPITAL MARKETS CORP.
(A Wholly Owned Subsidiary of Harris Financial Corp.)

Statement of Financial Condition

December 31, 2009

Assets

Cash	$	6,081,479
Securities borrowed		9,642,170,739
Securities purchased under agreements to resell		563,555,008
Receivable from brokers, dealers, and clearing organizations		382,065,354
Receivable from customers		433,210
Receivable from affiliates		24,389,137
Financial instruments owned, at fair value		593,997,207
Accrued interest receivable		2,296,323
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation of $26,558,762		8,716,956
Other assets		73,197,059
	$	11,296,902,472

Liabilities and Stockholder's Equity

Liabilities:		
Securities loaned	$	8,470,420,258
Securities sold under agreements to repurchase		1,395,120,274
Payable to brokers, dealers, and clearing organizations		233,524,460
Payable to customers		14,388,012
Financial instruments sold, not yet purchased, at fair value		512,874,521
Accounts payable and accrued expenses		89,327,456
Total liabilities		10,715,654,981
Commitments and contingent liabilities		
Liabilities subordinated to claims of general creditors		300,000,000
Stockholder's equity		281,247,491
Total liabilities and stockholder's equity	$	11,296,902,472

See accompanying notes to statement of financial condition.

BMO CAPITAL MARKETS CORP.
(A Wholly Owned Subsidiary of Harris Financial Corp.)

Notes to Statement of Financial Condition

December 31, 2009

(1) Organization and Description of Business

BMO Capital Markets Corp. (the "Company") is a wholly owned subsidiary of Harris Financial Corp. (HFC), which is a wholly owned subsidiary of Bank of Montreal (BMO), a Canadian company. The Company operates as a self-clearing, institutional broker-dealer. It conducts its principal operations from office facilities in New York and Chicago, maintains additional offices in Atlanta, Boston, Denver, Greenwich, Houston, Los Angeles, San Francisco and Seattle, and also maintains an operations center in Jersey City, New Jersey. The Company is registered with the Securities and Exchange Commission (SEC) as a U.S. securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), Chicago Stock Exchange, and the Securities Investor Protection Corporation.

On December 13, 2009, the Company closed a transaction in which it acquired a match stock loan/borrow book, along with certain assets used in the business, from Paloma Securities LLC. The total purchase price was $5,927,906 and $5,608,389 was recorded as goodwill. The purchase of these assets provides the Company with the opportunity to expand its stock loan/borrow match book business.

(2) Significant Accounting Policies

Basis of Presentation

The Company maintains its financial records in United States dollars. The statement of financial condition is prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash

Cash represents funds held in the Company's bank accounts for firm operating activities.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Customers' securities transactions are reported on a settlement-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Financial instruments are recorded in the statement of financial condition at market or estimated fair value.

Securities Purchased or Sold Under Agreements to Resell or Repurchase

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions. These transactions are collateralized by U.S. Government and U.S. Government agency securities, commercial paper, corporate, mortgage and asset-backed securities, and are carried at contract amount plus accrued interest.

The Company's policy is to take possession of securities purchased under agreements to resell and to value the securities on a daily basis to protect the Company in the event of default by a counterparty. In addition, actions are taken to obtain additional collateral if the market value of the underlying assets is not sufficient to protect the Company.

Reverse repurchase and repurchase agreements with common counterparties, along with their respective interest receivable and payable, are offset and excluded from the accompanying statement of financial condition when they meet the criteria for netting as prescribed by U.S. GAAP.

Securities Lending Activities

Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of collateral advanced or received.

Collateralized Short-Term Transactions

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. If the counterparty does not meet its contracted obligation to return securities used as collateral, the Company may be exposed to the risk of reacquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of securities pledged each day, and by requiring collateral levels to be adjusted in the event of excess market exposure. As of December 31, 2009, the fair market value of assets that the Company has pledged to counterparties under securities sold under agreement to repurchase and securities loaned transactions is $9,461,860,292. These assets primarily consist of securities where the counterparty has the right to re-pledge or sell the security. The Company has also received similar assets as collateral as of December 31, 2009, with a fair market value of $9,945,458,900.

Income Taxes

The Company's Federal taxable income is included in a Federal consolidated tax return with HFC and its eligible subsidiaries (consolidated group). The Company files separate state tax returns in certain states and is included in combined state tax returns with other affiliates in other states. The Company is party to a tax sharing agreement with its parent, HFC, under which the Company pays, to HFC, the Company's separately computed tax liability, if any, and under which HFC pays, to the Company, the Company's separately computed tax benefit, if any, arising from the utilization of the Company's separately computed

taxable loss by the consolidated group. Income taxes currently payable or receivable are paid to or received, from HFC.

In 2009, tax legislation was enacted that would allow the HFC federal consolidated group to elect to carry its 2008 or 2009 federal operating loss back 5 years, with some restrictions in year 5. The HFC consolidated group will elect to carry its 2009 federal operating loss back 5 years and recover federal taxes previously paid for the years 2004 through 2007.

Stock-Based Compensation

BMO offers a long-term incentive program for certain of the Company's senior employees. Under this plan, participants are granted an award in restricted stock units and receive cash payment in three installments, based upon BMO's common stock price, over a three-year period. Employees who resign or are terminated for cause will not be entitled to receive awards previously granted.

(3) Securities and Cash Segregated Pursuant to Federal and Other Regulations

U.S. Treasury securities have been segregated in a "special reserve bank account for the exclusive benefit of customers" under Rule 15c3-3 of the SEC. The market value of such segregated securities amounted to $27,096,846 as of December 31, 2009.

The Company has satisfied collateral requirements with clearing corporations and other broker-dealers by depositing securities and cash in the amount of $7,950,000 and $44,516,375, respectively, as of December 31, 2009.

(4) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2009, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 126,113,830	121,978,837
Receivable from/payable to brokers and dealers	210,930,591	111,545,623
Receivable from/payable to clearing organizations	45,020,933	—
	$ 382,065,354	233,524,460

(5) Financial Instruments Owned and Sold, Not Yet Purchased, at Fair Value

Financial instruments owned, and financial instruments sold, not yet purchased, consisted of the following at December 31, 2009:

	Owned	Sold, not yet purchased
U.S. Government obligations	$ 44,242,261	286,516,050
Canadian Government obligations	63,447,742	—
Corporate obligations	6,260,208	—
Exchange traded funds	269,854,323	—
Other equity securities	163,990,556	191,810,827
Equity options	46,202,117	34,547,644
	$ 593,997,207	512,874,521

The Company finances the majority of its financial instruments owned through repurchase or securities loaned agreements. Financial instruments sold, not yet purchased are generally financed through reverse repurchase or securities borrowed agreements.

(6) Trading Activities

The Company trades in U.S. Government and U.S. Government agency debt, Canadian Government obligations, commercial paper, corporate bonds, equity securities, exchange traded funds ("ETF"), futures and options contracts.

For derivatives held for trading purposes, including futures, options and total return swap contracts, the fair value at December 31, 2009 is as follows:

	Fair Value	
	Assets	Liabilities
Equity options	$ 46,202,117	34,547,644
Futures	—	—
Total return swaps	1,142,395	—

The fair value of equity options is included in financial instruments owned and sold, not yet purchased. The fair value of total return swaps is included in receivable from brokers, dealers and clearing organizations.

(7) Fair Value

The Company adopted the "Fair Value Measurements" and "Determining the Fair Value of Financial Asset When the Market for That Asset Is Not Active" effective January 1, 2008. The adoption of these pronouncements did not have a material impact on the financial condition of the Company. U.S. GAAP defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 – Quoted prices for *identical* instruments in active markets.

Level 2 – Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable.*

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

U.S. GAAP also precludes the use of block discounts for instruments traded in an active market, which were previously applied to large holdings of publicly traded equity securities, and requires the recognition of trade-date gains after consideration of all appropriate valuation adjustments related to certain derivative trades that use unobservable inputs in determining their fair value. Previous accounting guidance allowed the use of block discounts in certain circumstances and prohibited the recognition of day-one gains on certain derivative trades when determining the fair value of instruments not traded in an active market.

Determination of Fair Value

For exchange traded securities, comprised of U.S and Canadian Government obligations, corporate obligations and exchange-traded equity and option securities, quoted market value is considered to be fair value. Fair value for exchange-traded futures is considered to be the price quoted on derivatives exchanges. Fair value for over-the-counter derivatives, comprised of total return equity swaps is determined using multi-contributor prices or zero coupon valuation techniques further adjusted for credit, model and liquidity risks.

Items Measured at Fair Value on a Recurring Basis

The following table presents for each of the fair-value hierarchy levels the Company's financial instruments that are measured at fair value on a recurring basis at December 31, 2009.

Description		Total	Level 1	Level 2	Level 3
Assets					
Financial instruments owned	$	593,997,207	587,736,999	6,260,208	-
Total return swaps		1,142,395	-	1,142,395	-
	$	**595,139,602**	**587,736,999**	**7,402,603**	-
Liabilities					
Financial instruments sold, not yet purchased	$	512,874,521	512,874,521	-	-
	$	**512,874,521**	**512,874,521**	-	-

Other Fair Value Disclosure

Many but not all of the financial instruments held by the Company are recorded at fair value in the statement of financial condition. Cash and cash equivalents, repurchase and reverse repurchase agreements, securities either borrowed or loaned, and receivables or payables from customers or from brokers, dealers and clearing organizations are recorded at amounts that approximate fair value due to their highly liquid nature and short maturity. The estimated fair value of the Company's liabilities subordinated to the claims of general creditors, based upon current rates offered to the Company for similar types of borrowing arrangements, approximates carrying value.

(8) Short-Term Borrowings

Short-term borrowings are generally used to finance securities inventories and to facilitate the securities settlement process. The level of these borrowings fluctuates daily, and at times significantly, depending on market activity. The Company has a $500,000,000 credit facility with BMO at December 31, 2009 as well as a $125,000,000 credit facility with BMO US Lending LLC, an affiliate, of which none was drawn at December 31, 2009. The Company also has third-party credit facilities aggregating to $350,000,000, of which none was drawn at December 31, 2009.

(9) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirements under the alternative method which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit items as shown in the Formula for Reserve Requirement pursuant to Rule 15c3-3. The Company's minimum capital requirement may also be increased over such minimums by certain provisions of Rule 15c3-1. FINRA, the Company's designated self-regulatory organization, has certain additional capital requirements which provide that equity capital may not be withdrawn nor may cash dividends be paid if the resulting net capital would be less than 5% of the calculated aggregate debits. At December 31, 2009, the Company had net capital of $422,064,983 which was $421,064,983 in excess of its required net capital of $1,000,000.

(10) Commitments and Contingent Liabilities

The Company rents its operating facilities in Chicago from its affiliate, Harris N.A and renews its rental commitment annually.

BMO has entered into lease commitments for its operating facilities in New York and Jersey City, and the Company's estimated share of the minimum total lease obligation due under this lease is as follows:

2010	$	6,063,987
2011		6,247,534
2012		6,483,127
2013		6,376,871
2014		6,058,103
2015 and thereafter		43,786,624
	$	75,016,246

The Company also has additional leases in Atlanta, Boston, Denver, Los Angeles, New York and San Francisco. The minimum total lease obligation due under these leases is as follows

2010	$	2,964,710
2011		3,158,127
2012		3,193,069
2013		3,028,633
2014		2,351,181
2015 and thereafter		5,462,266
	$	20,157,986

The above lease obligations are presented net of any sublease rental income to be received.

The leases for these office facilities are subject to escalation clauses based on the operating experience of the lessor.

The Company has recorded a liability representing the present value of the remaining estimated future lease payments, net of sublease receipts, associated with a lease abandonment recorded in a prior year. At December 31, 2009, the liability amounted to $12,739,034 and is included in accounts payable and accrued expenses, with a corresponding tax asset of $4,471,964 in other assets.

The Company enters into underwriting commitments. Settlements of transactions relating to such underwriting commitments, which were open at December 31, 2009, had no material effect on the statement of financial condition.

The Company has been named as a defendant in various legal actions. In the opinion of management, based on consultation with legal counsel, these actions will not result in any material adverse effect on the financial position of the Company.

Some contracts that the Company enters into include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The contingencies generally relate to the changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the statement of financial condition as of December 31, 2009 related to these indemnifications.

(11) Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors, payable to HFC, consist of the following as of December 31, 2009:

Due August 31, 2010, revolving subordinated debt 90-day LIBOR + 0.25%	$	25,000,000
Due March 31, 2011, 90-day LIBOR + 0.41%		50,000,000
Due April 15, 2011, 90-day LIBOR + 0.25%		30,000,000
Due October 31, 2011, 90-day LIBOR + 0.25%		45,000,000
Due December 31, 2012, 90-day LIBOR +0.90%		100,000,000
Due July 31, 2013, revolving subordinated debt 90-day LIBOR + 0.25%		50,000,000
	$	300,000,000

The 90-day London Interbank Offered Rate (LIBOR) was approximately 0.25% at December 31, 2009. The subordinated liabilities are covered by agreements approved by the FINRA and are thus available in computing net capital under the SEC's Rule 15c3-1. Prepayment or payment upon maturity is subject to

the approval of the FINRA. Repayment of this indebtedness is not permitted if, after repayment, the Company would fail to meet its regulatory capital requirements.

(12) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets, included in other assets at December 31, 2009 are presented below:

Deferred tax assets:		
Deferred employee compensation	$	20,745,458
Employee benefit plans		1,353,695
Deferred lease obligation		5,455,731
State tax loss carryforward		7,195,443
Federal tax loss carryforward		259,809
Charitable contribution carryforward		587,833
Amortization of intangibles		302,762
Total deferred tax assets		35,900,731
Valuation allowance		(11,710,489)
Deferred tax assets, net		24,190,242
Deferred tax liabilities:		
Depreciation		(604,487)
Deferred gain		(2,015,987)
Total deferred tax liabilities		(2,620,474)
Net deferred tax assets		21,569,768
Tax effect of adjustments related to pension and postretirement benefits recorded through to stockholder's equity		869,305
	$	22,439,073

A valuation allowance of $11,710,489 exists at December 31, 2009 to offset deferred tax assets related to some of the Company's state tax loss carryforwards and substantially all of its state deferred tax assets. The valuation allowance increased by $10,652,974 in 2009 due to the increase of state operating losses and valuation allowances established on certain current and prior year state deferred tax assets. Management believes that the realization of the deferred tax assets, with the exception of certain state deferred tax assets and state loss carryforwards, is more likely than not at December 31, 2009

Federal and state tax loss carryforwards at December 31, 2009, of approximately $742,310 and $332,547,569, respectively, will expire in varying amounts in the years 2011 through 2029.

The balance of unrecognized tax benefits may decrease between zero and $6,022,000 during the next twelve months depending upon the settlement of federal, state and local tax audits.

The Company joins in filing a consolidated Federal income tax return with its parent, HFC. The Internal Revenue Service (IRS) has initiated an examination of the 2006, 2007 and 2008 consolidated Federal income tax return. The Company is also currently under examination by several state and local taxing authorities and it is anticipated that several tax examinations will be completed by the end of 2010. As of December 31, 2009, no significant adjustments have been proposed for the Company's federal, state or local tax filings.

(13) Benefit Plans

The Company is a participating entity in various noncontributory defined benefit pension plans sponsored by Harris NA, a wholly owned subsidiary of HFC. Most of the employees participating in retirement plans are included in one primary plan ("the Plan"). Certain employees participating in the Plan are also covered by a supplemental unfunded retirement plan. The purpose of the supplemental plan is to extend full retirement benefits to individuals without regard to statutory limitations for qualified funded plans.

The Plan's benefit formula is an account-based formula which is based upon eligible pay, age, and length of service. The policy for the Plan is to have the participating entities, at a minimum, fund annually an amount necessary to satisfy the minimum funding requirements under the Employee Retirement Income Securities Act of 1974 (ERISA), without regard to prior years' contributions in excess of the minimum.

The Company is a participating entity in the postretirement medical plan sponsored by Harris NA which provides medical care benefits for retirees (and their dependents) who have attained age 55 and have at least 10 years of service. The participating entities have elected to defer the accumulated postretirement benefit obligation and amortize it on a straight-line basis over 20 years. At December 31, 2009, the unrecognized transition obligation was $1,522,937 for all entities participating in the plan. The total postretirement payable of the Company was $932,052 as of December 31, 2009, and is included within accounts payable and accrued expenses in the statement of financial condition.

The Company recognizes the funded status of the pension and postretirement benefit plans in its statement of financial condition. It recognizes an asset for the Plan's overfunded status or a liability for the Plan's underfunded status. Funded status is measured as the difference between the plan assets at fair value and the benefit obligation.

The Company has a 401(k) defined contribution plan that is available to virtually all employees, and makes a matching contribution based on the amount of eligible employee contributions.

(14) Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include forward contracts, exchange traded futures and options, securities purchased and sold on a when-issued or delayed delivery basis, and total return swaps. These derivative financial instruments are used to facilitate customer transactions, conduct trading activities, manage market risks, and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. Futures and forward contracts and when-issued securities entered into by the Company provide for delayed delivery of the underlying instrument.

The following table summarizes the notional amounts of derivatives held for trading purposes, the fair values of which are recorded on the statement of financial condition at December 31, 2009:

	Purchases	Sales
Equity options	$ 588,153,000	540,520,000
Total return swaps	63,435,000	—

The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlements are made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, options, swap agreements, and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by the market forces such as volatility and changes in interest rates. The Company had certain transactions which, in accordance with industry practice, were not recorded on the statement of financial condition. These commitments, certain of which are with affiliated parties, are undertaken in the normal course of business. The settlement of these commitments is not expected to have a material adverse effect on the Company's financial position.

From time to time, the Company enters into off-balance-sheet forward start repurchase and reverse repurchase agreements. These transactions are defined as having a start date at some point in the future, whereby either the specific security or the par amount and general coupon are known, and the interest rate and term of the transactions are known. The Company had no forward start reverse repurchase and repurchase transactions at December 31, 2009.

The Company's activities involve the execution, clearance, and settlement of various securities transactions for institutional investors, and other broker-dealers. Customer securities activities are transacted on either a delivery versus payment, cash, or margin basis, and are subject to exchange or Federal regulations. In accordance with industry practice, the Company records customer securities transactions on a settlement-date basis, which is generally one to three business days after trade date. These

transactions may expose the Company to off-balance-sheet risk in the event that a customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill its obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or reduce positions when necessary.

The Company's financing and securities settlement activities require the Company to pledge its securities as collateral in support of various collateralized repurchase agreements. In the event the counterparty is unable to meet its contractual obligation to return the securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

Concentrations of Credit Risk

The Company is engaged in various securities trading activities servicing a diverse group of domestic and foreign corporations, governments, and institutional investors. A substantial portion of the Company's transactions are executed with institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, and other financial institutions. The Company's principal activities are also subject to the risk of counterparty nonperformance.

Market Risk

The securities and derivative financial instruments traded by the Company involve varying degrees of off-balance-sheet market risk. Market risk is the potential change in value of the financial investment caused by unfavorable changes in interest rates, or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions.

Financial instruments sold, not yet purchased commit the Company to deliver specified securities at predetermined prices. To satisfy the obligation, the Company must acquire the securities at market prices, which may differ from the values on the statement of financial condition.

(15) Interests in Variable Interest Entities

In accordance with U.S. GAAP the Company evaluates whether it has a controlling financial interest in a variable interest entity ("VIE") through means other than voting rights and whether it should consolidate the entity. VIE's include entities where the equity is considered insufficient to finance the entity's activities for which the equity holders do not have a controlling financial interest. The Company is required to consolidate VIE's if the investments held in those entities and/or the relationships with them

result in the Company being exposed to the majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a calculation determined by standard setters.

The Company serves as servicing agent to Fairway Finance Company, LLC (Fairway) and administrator for Fairway Finance Euro Company Limited (Fairway Euro) and provides accounting and other administrative support to these entities, both of which are VIEs. Fairway is organized under the laws of Delaware. Fairway Euro is an Irish private limited company incorporated under the laws of Ireland. The Company receives a structuring fee from advisory services related to the VIEs' financings and a servicing or administrative fee, respectively, equal to the residual net spread of the underlying transactions within the VIE. The Company has no exposure to losses in the VIE.

Both Fairway and Fairway Euro were established to purchase interests in receivables and similar assets, or in some instances, make loans secured by interests in receivables from clients. Fairway funds its purchases and loans primarily through the issuance of A-1/P-1 rated commercial paper notes.

The Company has determined that it is not the primary beneficiary of any VIE and therefore does not consolidate these VIEs.

(16) Transactions with Affiliates

The following additional transactions with related parties (affiliated through common ownership) are included in the Company's statement of financial condition.

The Company has reverse repurchase and repurchase agreements with affiliates of $309,272,275 and $434,012,250, respectively as of December 31, 2009. In addition, the Company has stock borrows and loans with affiliates of $3,564,423,974 and $1,582,759,282, respectively as of December 31, 2009.

The Company entered into total return swap contracts with BMO NBI. These swap agreements, in the notional amount of $63,435,000, hedge the Company's positions in the underlying securities. Under these contracts, the Company pays BMO NBI any unrealized gains and receives from BMO NBI any unrealized losses on a specific portfolio of securities. The Company also receives a rate of interest on the notional amount of the contracts. These contracts revalue on a quarterly or semi-annual basis.

(17) Subsequent Events

The Company has evaluated subsequent events through February 25, 2010, the date of the statement of financial condition are issued, and noted no transactions or events that would require recognition or disclosure in the Company's statement of financial condition as of December 31, 2009.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
BMO Capital Markets Corp.:

In planning and performing our audit of the financial statements of BMO Capital Markets Corp. (the Company), a wholly owned subsidiary of Harris Financial Corp., as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully-paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected in a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2010

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
BMO Capital Markets Corp.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by BMO Capital Markets Corp. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with the Company's supporting schedules and trial balance for the nine-month period ended December 31, 2009 noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the Company's related schedules and trial balance supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2010

SIPC-7T

(29-REV 12/09)

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

34344 FINRA DEC
BMO CAPITAL MARKETS CORP 7*7
ATTN: KEITH LEAVY
3 TIMES SQ 28TH FL
NEW YORK NY 10036-6564

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Susanne Vorster (212) 702-1982

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 510,172

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (146,541)

July 30,2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 363,631

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 363,631

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BMO CAPITAL MARKETS CORP
(Name of Corporation, Partnership or other organization)

Susanne Vorster Susanne Vorster
(Authorized Signature)

Dated the 19th day of February, 20 10.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December, 2009
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 214,410,280
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	1,487,668
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	26,211,874
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	27,699,542
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	9,936,863
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 28,103,916	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	28,103,916
Total deductions	38,040,779
d. SIPC Net Operating Revenues	$ 204,069,043
e. General Assessment @ .0025	$ 510,172

(to page 1 but not less than $150 minimum)